Exhibit 99.1

NEWS RELEASE	Stock Symbols:	PGF - TSX
PGH - NYSE

PENGROWTH ANNOUNCES AGREEMENT TO SELL BODO PROPERTY FOR $95 MILLION AND UPDATES ASSET DISPOSITION PROGRAM

(Calgary, October 6, 2015) – Pengrowth Energy Corporation today announced that it has entered into an agreement for the sale of its non-core Bodo property in eastern Alberta for $95 million. The expected net proceeds from the non-core asset sale will be directed towards reducing Pengrowth’s outstanding debt as part of the Company’s strategy of strengthening its balance sheet. With the sale of the Bodo asset and including signed letters of intent (LOI’s) as well as previously closed dispositions, total expected disposition proceeds in 2015 amount to approximately $260 million of the Company’s 2015 disposition target of $600 million.

The Bodo property produced an average of approximately 2,700 barrels of oil equivalent per day (boe/d) (87 percent liquids), year-to-date, ending August 31, 2015 and had proved plus probable (2P) reserves of 12.9 million barrels assigned to it at December 31, 2014, according to the independent reserve evaluators GLJ Petroleum Consultants Ltd.

The following are some of the key metrics and implied transaction multiples for the Bodo disposition:

Average daily production (boe/d)	2,700
2P Reserves (Million boe)	12.9
Annualized net operating income ($ million)	18.2

Implied production multiple	$35,185/boe/d
Implied reserve multiple	$7.35/boe
Implied net operating income multiple	5.2x

Subject to customary regulatory and other closing conditions, the Bodo disposition is expected to close on October 30, 2015 and will have an effective date of April 1, 2015.

“This transaction is in keeping with our goal of selling $600 million of non-core assets by the end of 2015 and applying the proceeds to reducing debt” said Derek Evans, President and Chief Executive Officer of Pengrowth. “This disposition is another step in improving our financial flexibility by strengthening our balance sheet. We continue to take a disciplined and proactive approach to our disposition program in order to maximize the value for the remaining assets that we currently have in the market and ultimately achieve our disposition target.”

Outlook

The sale of the Bodo property is not expected to materially affect full-year 2015 average production guidance and Pengrowth expects 2015 production to remain between 70,000 and 72,000 boe/d. The Company remains confident that it will successfully achieve its disposition target. In addition to the asset packages that are currently in the market, Pengrowth has engaged third party firms to help market two additional disposition packages encompassing the Swan Hills and the Greater Olds/Garrington areas. While the Company does not see a need to sell all of the current packages in order to achieve its target, it does want to maintain all available options.

About Pengrowth:
Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen, Swan Hills light oil and Montney natural gas projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com

Advisories:

Currency:
All amounts are stated in Canadian dollars unless otherwise specified.

Advisory Regarding Reserves, Contingent Resources and Production Information
All reserves, reserve life index, and production information herein is based upon Pengrowth’s company interest (Pengrowth’s working interest share of reserves or production plus Pengrowth’s royalty interest, being Pengrowth’s interest in production and payment that is based on the gross production at the wellhead), before deduction of royalty obligations and using GLJ’s January 1, 2015 forecast prices and costs as disclosed herein. Numbers presented may not add due to rounding.

Caution Regarding Engineering Terms:
When used herein, the term "boe" means barrels of oil equivalent on the basis of one boe being equal to one barrel of oil or NGLs or 6,000 cubic feet of natural gas (6 mcf: 1 bbl). Barrels of oil equivalent may be misleading, particularly if used in isolation. A conversion ratio of six mcf of natural gas to one boe is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Caution Regarding Forward Looking Information:
In the interest of providing our shareholders and potential investors with information regarding us, including management’s assessment of our future plans and operations, certain statements in this press release are forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of the Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this press release include, but are not limited to, expected disposition proceeds and the application thereof to reduce indebtedness; expected achievement of disposition target and receiving fair value for future dispositions; and expected strengthening of balance sheet.

Forward-looking statements and information are based on current beliefs as well as assumptions made by and information currently available to Pengrowth concerning anticipated financial performance, business prospects, strategies and regulatory developments. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: changes in general economic, market and business conditions; the volatility of oil and gas prices; fluctuations in production and development costs and capital expenditures; the imprecision of reserve estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; geological, technical, drilling and processing problems and other difficulties in producing reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators; unforeseen title defects; fluctuations in foreign currency and exchange rates; fluctuations in interest rates; inadequate insurance coverage; compliance with environmental laws and regulations; actions by governmental or regulatory agencies, including changes in tax laws; Pengrowth's ability to access external sources of debt and equity capital; the impact of foreign and domestic government programs and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Further information regarding these factors may be found under the heading "Business Risks" in our most recent management's discussion and analysis and under "Risk Factors" in our Annual Information Form dated February 26, 2015.

The foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this press release are made as of the date of this press release, and Pengrowth does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable laws.

The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.